LAURA ASHLEY

27 Bagleys Lane, Fulham, London SW6 2QA
Tel. 020 7880 5100 Fax. 020 7880 5200
www.lauraashley.com

02055398

Please reply to Fax No: 020 7880 5111

PROCESSED
NOV 0 4 2002
THOMSON FINANCIAL P

23 October 2002

02 OCT 25 AM 9:07

BY SWIFTAIR

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, NW
Washington DC 20549
USA

SUPPL

Dear Sir

LAURA ASHLEY HOLDINGS plc
FILE NO 82-1356

Pursuant to the exemptions granted to Laura Ashley Holdings plc (the "Company") under Rule 12g3-2 (b) of the Securities Exchange Act of 1934, as amended, please find enclosed announcements released to the London Stock Exchange by the Company.

Please receipt stamp the enclosed copy of this letter and return it to the undersigned in the envelope provided.

Yours faithfully

Ann. E. Mantz
Company Secretary

dlw 10/29

cc. Mr. Brian Teitelbaum (Citibank)

23 October 2002

LAURA ASHLEY HOLDINGS plc
Dealings by Director

Laura Ashley Holdings plc ("the Company") has been advised today that Ms Tan Lian Tee (Lillian), who acts as an alternate director to Ms Sally Cheong Siew Mooi on the Board of the Company, has acquired 30,000 ordinary shares of 5p each on 21 October 2002 at £0.0985 per share. Ms Tan now holds 60,000 ordinary shares in the Company representing 0.01% of the issued share capital.

For further information:

Ann Mantz	Company Secretary	020 7880 5100
Katya Reynier/ Deborah Spencer	Brunswick Group	020 7404 5959

23 October 2002

LAURA ASHLEY HOLDINGS plc
Director's Dealings

Laura Ashley Holdings plc ("the Company") has been advised today that Dr Khoo Kay Peng, Chairman of the Company, is deemed to have an interest in an additional 500,000 ordinary shares in the capital of the Company. The shares were acquired by Bonham Industries Limited on 21 October 2002 at £0.0950 per share.

Dr Khoo Kay Peng is now deemed to have an interest in a total of 67,906,867 ordinary shares representing 11.378% of the Company's issued ordinary share capital.

For further information:

Ann Mantz	Company Secretary	020 7880 5100
Katya Reynier/ Deborah Spencer	Brunswick Group	020 7404 5959